UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

                                                                            SCHEDULE 13D/A
                                                            Under the Securities Exchange Act of 1934
                                                                         (Amendment No. 1)*

Denny’s Corporation (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

24869P104 (CUSIP Number)

     Michael Luper, Olstein Capital Management, L.P.
4 Manhattanville Road, Purchase, NY 10577-2119
Telephone: (914) 269-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in the form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 24869P104

1.	Name of Reporting Persons.

Olstein Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group

Not Applicable

3.	SEC Use Only _____________________________________

4.	Source of Funds OO - See Item 3.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: New York

Number of	7.	Sole Voting Power: 7,954,538
Shares Bene-
ficially Owned	8.	Shared Voting Power: None
by Each	9.	Sole Dispositive Power: 7,954,538
Reporting
Person With:	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 7,954,538

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares: [__]

13.	Percentage of Class Represented by Amount in Row (11): 8.3%

14.	Type of Reporting Person IA

CUSIP No. 24869P104

1.	Name of Reporting Persons.

The Olstein Funds

2.	Check the Appropriate Box if a Member of a Group

Not Applicable

3.	SEC Use Only ____________________________________

4.	Source of Funds WC - See Item 3.

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [__]

6.	Citizenship or Place of Organization: Delaware

Number of	7.	Sole Voting Power: 7,954,538
Shares Bene-
ficially Owned	8.	Shared Voting Power: None
by Each	9.	Sole Dispositive Power: 7,954,538
Reporting
Person With:	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 7,954,538

12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares: [__]

13.	Percentage of Class Represented by Amount in Row (11): 8.3%

14.	Type of Reporting Person IV

Item 1. Security and Issuer.

This statement relates to the common stock ($0.01 par value) of Denny’s Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 203 East Main Street, Spartanburg, South Carolina 29319-0001.

Item 2. Identity and Background.

Olstein Capital Management, L.P.

(a)	Name: Olstein Capital Management, L.P.

(b)	State or Other Place of its Organization: New York

(c)	Principal Business: A federally registered investment adviser and broker-dealer

(d)	Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)	During the last five years, Olstein Capital Management, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	During the last five years, Olstein Capital Management, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Olstein Funds

(a)	Name: The Olstein Funds

(b)	State or Other Place of its Organization: Delaware

(c)	Principal Business: A federally registered open-end management investment company

(d)	Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)	During the last five years, The Olstein Funds has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	During the last five years, The Olstein Funds has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Olstein Advisers, LLC, general partner of Olstein Capital Management, L.P.

(a) Name: Olstein Advisers, LLC

(b)	State or Other Place of its Organization: Delaware

(c)	Principal Business: Holding Company

(d)	Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)	During the last five years, Olstein Advisers, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	During the last five years, Olstein Advisers, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Olstein, Inc., managing member of Olstein Advisers, LLC

(a)	Name: Olstein, Inc.

(b)	State or Other Place of its Organization: New York

(c)	Principal Business: Holding Company

(d)	Principal Office Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(e)	During the last five years, Olstein, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)	During the last five years, Olstein, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert A. Olstein, Chairman, Chief Executive Officer and Chief Investment Officer of Olstein Capital Management, L.P. and Sole Shareholder of Olstein, Inc.

(a)	Name: Robert A. Olstein

(b)	Business Address: 4 Manhattanville Road, Purchase, NY 10577-2119

(c)	Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted: Chairman, Chief Executive Officer and Chief Investment Officer of Olstein Capital Management, L.P. See above for information regarding Olstein Capital Management, L.P.

(d)	During the last five years, Robert A. Olstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Robert A. Olstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Olstein Capital Management, L.P. (“Olstein”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, furnishes investment advice to the Olstein All Cap Value Fund and the Olstein Strategic Opportunities Fund, each a series of The Olstein Funds (the “Funds”), an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). In its role as investment adviser or manager, Olstein possesses voting and/or investment power over the assets of the Funds and it is through the investment discretion over these assets that Olstein purchased and sold the securities of the Issuer described in this Schedule 13D.

Olstein Advisers, LLC, Olstein, Inc. and Robert A. Olstein all do not beneficially own securities of the Issuer except to the extent that the securities described in this Schedule 13D may be deemed to be controlled by these persons through their control of Olstein.

Note: In its role as investment adviser or manager, Olstein possesses voting and/or investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this Schedule 13D are owned by the Funds. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Olstein disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13D shall not be construed as an admission that the reporting persons or any of their affiliates is the beneficial owner of any securities covered by this Schedule 13D for any other purposes than Section 13(d) of the Exchange Act.

Item 4. Purpose of Transaction.

The securities covered by this Schedule 13D were acquired by Olstein on behalf of the Funds for the purpose of investment. Olstein believes that the Common Stock of the Issuer is undervalued and that steps can and should be taken by the Issuer to increase the market valuation of the Common Stock. Olstein plans to communicate with the Issuer on alternatives for realizing the unrecognized value of the Issuer and suggestions for improving the Issuer’s financial strength. Olstein intends to continue its dialogue with, and to take an active interest in, the Issuer regarding, among other things, the Issuer's strategic direction.

Olstein may in the future, on behalf of the Funds, acquire additional shares of Common Stock of the Issuer, in the open market and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Other than as described above, Olstein does not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	Olstein Capital Management, L.P.:

Aggregate Amount Beneficially Owned: 7,954,538 Percentage of Class Represented: 8.3%

The Olstein Funds:

Aggregate Amount Beneficially Owned: 7,954,538 Percentage of Class Represented: 8.3%

Note: In its role as investment adviser or manager, Olstein possesses voting and/or investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. However, all securities reported in this Schedule 13D are owned by the Funds. Pursuant to Rule 13d-4 of the Exchange Act, Olstein disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13D shall not be construed as an admission that the reporting persons or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13D for any other purposes than Section 13(d) of the Exchange Act.

(b)	Olstein Capital Management, L.P.:

Sole Voting Power: 7,954,538 Shared Voting Power: None Sole Dispositive Power: 7,954,538 Shared Dispositive Power: None

The Olstein Funds:

Sole Voting Power: 7,954,538 Shared Voting Power: None Sole Dispositive Power: 7,954,538 Shared Dispositive Power: None

(c): Olstein Capital Management, L.P.:

		Amount of		Where and How
Identity of Person who	Date of	Securities	Price Per	the Transaction
Effected the Transaction	Transaction	Involved	Share of Unit	was Effected
Olstein Capital Management,	12/23/08	13,300	2.0857	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	01/05/09	4,562	2.0100	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	01/06/09	55,500	2.0288	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	01/14/09	10,000	1.5051	Buy through
L.P. on behalf of Olstein				Brokerage
Strategic Opportunities Fund				Transaction

Olstein Capital Management,	02/02/09	147,900	1.8638	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/03/09	60,000	1.9810	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/04/09	162,600	2.0012	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/04/09	10,000	2.0009	Sell through
L.P. on behalf of Olstein				Brokerage
Strategic Opportunities Fund				Transaction

Olstein Capital Management,	02/04/09	81,600	2.0000	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/04/09	18,400	1.9900	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/11/09	25,000	2.1500	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/12/09	75,000	2.1600	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/13/2009	1,000	2.2000	Sell through
L.P. on behalf of Olstein				Brokerage
Strategic Opportunities Fund				Transaction

Olstein Capital Management,	02/17/09	46,900	2.0572	Sell through
L.P. on behalf of the Olstein				Brokerage

		Amount of		Where and How
Identity of Person who	Date of	Securities	Price Per	the Transaction
Effected the Transaction	Transaction	Involved	Share of Unit	was Effected

All Cap Value Fund				Transaction

Olstein Capital Management,	02/19/09	172,900	1.8005	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/20/2009	24,500	1.7877	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/23/2009	60,600	1.6481	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

The Olstein Funds:

		Amount of		Where and How
Identity of Person who	Date of	Securities	Price Per	the Transaction
Effected the Transaction	Transaction	Involved	Share of Unit	was Effected
Olstein Capital Management,	12/23/08	13,300	2.0857	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	01/05/09	4,562	2.0100	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	01/06/09	55,500	2.0288	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	01/14/09	10,000	1.5051	Buy through
L.P. on behalf of Olstein				Brokerage
Strategic Opportunities Fund				Transaction

Olstein Capital Management,	02/02/09	147,900	1.8638	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/03/09	60,000	1.9810	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/04/09	162,600	2.0012	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/04/09	10,000	2.0009	Sell through
L.P. on behalf of Olstein				Brokerage
Strategic Opportunities Fund				Transaction

Olstein Capital Management,	02/04/09	81,600	2.0000	Sell through
L.P. on behalf of the Olstein				Brokerage

		Amount of		Where and How
Identity of Person who	Date of	Securities	Price Per	the Transaction
Effected the Transaction	Transaction	Involved	Share of Unit	was Effected
All Cap Value Fund				Transaction

Olstein Capital Management,	02/04/09	18,400	1.9900	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/11/09	25,000	2.1500	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/12/09	75,000	2.1600	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/13/2009	1,000	2.2000	Sell through
L.P. on behalf of Olstein				Brokerage
Strategic Opportunities Fund				Transaction

Olstein Capital Management,	02/17/09	46,900	2.0572	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/19/09	172,900	1.8005	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/20/2009	24,500	1.7877	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

Olstein Capital Management,	02/23/2009	60,600	1.6481	Sell through
L.P. on behalf of the Olstein				Brokerage
All Cap Value Fund				Transaction

(d)	Not applicable

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed above in Item 3, no persons named in Item 2 herein has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material Filed as Exhibits.

Exhibit A – Agreement Regarding Joint Filing of Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olstein Capital Management, L.P. By: Olstein Advisers, LLC, General Partner By: /s/Michael Luper Name: Michael Luper Title: Executive Vice President	The Olstein Funds By: /s/Michael Luper Name: Michael Luper Title: Chief Accounting Officer and Treasurer
Date: March 3, 2009	Date: March 3, 2009

Exhibit A

AGREEMENT JOINT FILING OF SCHEDULE 13D

Olstein Capital Management, L.P. (an investment adviser registered under the Investment Advisers Act of 1940) and The Olstein Funds (an investment company registered under the Investment Company Act of 1940), hereby agree to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13d-1 under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13D, and any amendments hereto, filed on behalf of each of the parties hereto.

Olstein Capital Management, L.P. By: Olstein Advisers, LLC, General Partner By: /s/Michael Luper Name: Michael Luper Title: Executive Vice President	The Olstein Funds By: /s/Michael Luper Name: Michael Luper Title: Chief Accounting Officer and Treasurer
Date: March 3, 2009	Date: March 3, 2009